

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 29 2009

Mr. Bruce R. Shaw
Chief Financial Officer
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, TX 75201

> **Re:** **Holly Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008, as amended**
> **Filed February 17, 2009**
> **File No. 1-32225**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended May 1, 2009

Management's Report on its Assessment of the Company's Internal Control Over Financial Reporting, page 61

1. Please clarify to whom "Management of Holly Energy Partners, L.P." refers. Given your partnership structure, it appears that management of Holly Logistics Services, L.L.C. may be responsible for establishing and maintaining adequate internal control over the partnership's financial reporting.

2. We note your statement that, due to their inherent limitations, internal control systems "can provide only reasonable assurance." Please clarify whether your internal controls were designed to provide this reasonable level of assurance and whether they were effective at that level.

Role of the Committee, Compensation Consultant and Named Executive Officers in the Compensation Setting Process, page 99

3. With respect to the group of publicly traded MLPs that you and your compensation consultant look to in establishing market pay levels, briefly explain how you determined that these are "appropriate peer organizations."

4. Identify the companies that comprise the "broader group of energy companies" that you look to in developing compensation structures and guidelines.

5. Explain why you look to multiple peer groups and whether the information collected from the different peer groups is used for different purposes.

6. We note that your objective is to set compensation levels at approximately the "middle range" of the market. Identify the range that you have determined is the "middle range," and state whether your compensation levels in fact fall within that range. Explain any material departures from this range.

Form 10-K/A Filed May 1, 2009

7. We note the amended 10-K that you filed to provide additional section 16(a) beneficial ownership reporting disclosure. Rule 12b-15 requires an amendment to include the complete text of each item as amended. With your next amendment, please include all the information required by Item 10 of Form 10-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director